International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, WI  53151

January 23, 2010

Securities and Exchange Commission
Attn:  Ronald E. Alper
100 F Street, NE
Washington, DC  20549

File No. 000-30853

Response to letter dated January 8, 2010.

Form 10-K for the Year Ended December 31, 2008

Item 9A(T)-Controls and Procedures, page 10

Disclosure Controls and Procedures, page 10

1. We note your response to comment one of our letter. Please include the specific reference to your principal executive and principal financial officers (that is, " ...our management, including our principal executive and principal financial officers, or persons performing similar functions ....")  in the third paragraph of your response to comment three of our September 25, 2009 letter, as indicated in Exchange Act Rule 13a-15(e). Please confirm that you will also provide the correct language in future Form 10-Qs.

Response:

All references to Chief Executive Officer and Chief Financial Officer will be changed to Principal Executive Officer and Principal Financial Officer in the amended 10-K and all future Form 10-Qs.

The section in question will be amended as follows:

Disclosure Controls and Procedures

Donald F. Mardak, our Principal Executive Officer and Danny W. Weibling, our Principal Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures for us. Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this report, is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and to reasonably assure that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

International Monetary Systems, Ltd.
SEC Comment Letter Response
January 23, 2010

Our management does not expect that our disclosure controls or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of December 31, 2008, the end of the period covered by this report, our management concluded its evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. As of the evaluation date, our Principal Executive Officer and our Principal Financial Officer concluded that we maintain disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

 Our management, including our Principal Executive Officer and Principal Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal control over financial reporting during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

International Monetary Systems, Ltd.
SEC Comment Letter Response
January 23, 2010

Signatures, page 22

2. We note your response to comment four of our letter and we reissue the comment in part. Please confirm that your amended 10-K will be signed exactly as provided in the form. The second part of the signature section must be signed in their capacity by your principal financial officer and your controller or principal accounting officer. In addition, please confirm  that the introductory language to the signatures will be exactly as provided in the form. See Form 10-K and General Instruction D(2)(a).

Response:

An amended version of the signature page follows this letter as Exhibit 1.

Please contact me with any questions at (707) 585-7722 x226.

Sincerely,

                                     /s/ Danny W Weibling
                                           Danny W Weibling, CPA, Treasurer
                                           (Principal Financial Officer)

International Monetary Systems, Ltd.
SEC Comment Letter Response
January 23, 2010

Exhibit 1
SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of  the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL MONETARY SYSTEMS, LTD.

Dated: April 6, 2009	By:	/s/ DONALD F. MARDAK

Donald F. Mardak, President
(Principal Executive Officer)

Dated: April 6, 2009	By:	/s/ DANNY W. WEIBLING, CPA

Danny W. Weibling, Treasurer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ DONALD F. MARDAK	Principal Executive Officer,	April 6, 2009
President and Director
Donald F. Mardak

/s/DANNY W. WEIBLING	Principal Financial Officer,	April 6. 2009
Treasurer
Danny W. Weibling

/s/ DALE L. MARDAK	Senior Vice President	April 6, 2009
and Director
Dale L. Mardak

/s/ JOHN E. STRABLEY	Executive Vice President	April 6, 2009
and Director
John E. Strabley

/s/ THOMAS E. DELACY	Director	October 23, 2009

Thomas E. Delacy

/s/ WAYNE R. DALIN	Director	October 23, 2009

Wayne R. Dalin